Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Press Release

05.09.2024

BBVA presents offer to Banco Sabadell shareholders

BBVA’s Board of Directors is presenting an offer to Banco Sabadell shareholders so they can benefit from an exceptionally favorable proposal. The deal offers one BBVA share for every 4.83 of Sabadell, representing a 30 percent premium over the closing price of both banks on April 29th, and a 50 percent premium over the weighted average prices of the past three months. The transaction has very positive financial impacts thanks to relevant synergies and the complementarity and excellence of both banks. The operation will create one of the best banks in Europe, with a loan market share close to 22 percent in Spain. Furthermore, BBVA will maintain its current shareholders distribution policy and its commitment to distribute any excess capital above 12 percent.

“We are presenting to Banco Sabadell’s shareholders an extraordinarily attractive offer to create a bank with greater scale in one of our most important markets,” said BBVA Chair Carlos Torres Vila. “Together we will have a greater positive impact in the geographies where we operate, with an additional €5 billion loan capacity per year in Spain.”

BBVA’s attractive offer to Banco Sabadell shareholders contains the same financial terms of the merger that was offered to its Board of Directors on April 30th: an exchange of one newly issued BBVA share for every 4.83 of Banco Sabadell, which represents a premium1 of 30 percent over the closing prices of both banks on April 29th; 42 percent over the weighted average prices of last month; or 50 percent over the weighted average prices of the past three months. Furthermore, Banco Sabadell shareholders will hold a 16.0 percent stake in the resulting entity, benefiting from the value generated by the deal.

The transaction also represents a clear value creation for BBVA shareholders. According to BBVA’s estimates, this transaction is positive in earnings per share (EPS) from the first year after the subsequent merger of both entities, with an improvement of about 3.5 percent once the savings associated with the merger are materialized, which are estimated at around €850 million before taxes. Additionally, the tangible book value per share improves around 1 percent on the date of the merger. The operation offers a high return on investment (ROIC2 close to an incremental 20 percent for BBVA shareholders). All of this, with a limited impact on the CET1 capital ratio, of approximately -30 basis points3. BBVA will maintain a growing and attractive shareholder distributions’ policy, which currently involves distributing between 40

1 Premiums calculated over the exchange ratio in the reference periods

2 ROIC: ‘Return on Invested Capital’ calculated for 2026, considering the estimated savings from the merger and without considering any potential impact derived from the JVs of Asset Management and Custody Services. Formula used: [Incremental result for BBVA shareholders / impact on CET1 of the merger]. Calculations are based on consensus figures as of April, 29th

3 No potential impact derived from Asset Management and Custody Services JVs included. Penalties due to change of ownership and Fair Value adjustments for Insurance and Payments JVs already considered within the Purchase Price Allocation (PPA).

05.09.2024

percent and 50 percent of profit, combining cash dividends and buybacks. The bank will also remain committed to distributing any excess capital above 12%4.

The transaction will also benefit all remaining stakeholders. Customers will have access to a unique value proposition, thanks to the complementarity of the franchises, a greater product offering and the bank’s global reach. Employees will benefit from new professional opportunities to grow in a global bank. The creation of a stronger, more profitable institution will also result in more financing for companies and families and a greater contribution via taxes. All of this will translate into greater economic and social progress.

“All stakeholders will benefit from this operation,” said BBVA CEO Onur Genç. “Banco Sabadell has done an excellent job, with remarkable progress in recent years, and now its shareholders can join an entity with an unparalleled combination of growth and profitability in Europe.”

BBVA maintains its commitment in all the markets where it operates and from a position of greater strength, it will increase its support to businesses, as well as cultural, scientific and social sectors through its banking activity and foundations. The new bank will have double operational headquarters in Spain: one in the Banco Sabadell corporate center in Sant Cugat del Vallès (Barcelona) and the other in Ciudad BBVA, in Madrid. BBVA considers that the integration of both entities also increases the potential of Barcelona as a European hub for startups. The use of the Sabadell brand will remain in use together with the BBVA brand in those regions or businesses in which it may have a relevant commercial impact.

Following the closing of the deal, BBVA will be Spain’s second largest financial institution, one of the most relevant markets for the Group, and with good future prospects. In this sense, expected growth for Spanish GDP stands above that of the average of the eurozone countries (2.1 percent expected growth in 2024 and 2 percent in 2025, compared to an average eurozone growth of 0.7 percent and 1.4 percent, respectively). Furthermore, there has been a significant deleveraging of families and companies since the 2008 crisis, with current debt levels lower than those of the eurozone. All of this, together with an environment in which interest rates, although with an expected decline, will maintain reasonable levels for the banking business, constitute growth levers for the financial system. Spain is also a market with an attractive profitability. BBVA Spain had a profitability5 of 19 percent at the end of 2023.

With data at the end of 2023, the resulting entity shows a credit investment of €265 billion and a market share in loans close to 22 percent in the Spanish market (13.8 percent for BBVA and 8.1 percent for Banco Sabadell).

These are two very complementary banks, both for their geographical diversification and their strengths in customer segments. In Spain, Banco Sabadell is a leader in SMEs, with a share of 12.7 percent versus 11.5

4 On a Basel IV pro-forma Fully Loaded basis, subject to regulatory approvals.

5 Measured as Return on Regulated Capital (RORC).

05.09.2024

percent for BBVA, while BBVA is stronger in retail banking, with a share of 14.7 percent, compared to 6.3 percent for Banco Sabadell.

One of BBVA’s priorities in this integration is to preserve the best talent of both institutions. All decisions to integrate the workforce will be guided by principles of professional competence and merit, without adopting traumatic measures and with all guarantees. Additionally, BBVA expects the technological integration to take between 12 and 18 months.

The offer6 is subject to acquiring more than 50.01 percent of Banco Sabadell, the approval of the Shareholders’ General Meeting, and the approvals of the Spanish Market and Competition regulator (CNMC) and the U.K.’s Prudential Regulation Authority. The closing of the operation is expected to take between six to eight months, once regulatory authorizations have been obtained. JP Morgan SE, UBS Europe SE, Rothschild & Co, Garrigues and DWP are BBVA’s advisors for the operation.

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 638 14 65 40

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

6 All the information related to the offer is included in the communication filed with Spanish regulator CNMV

05.09.2024

About BBVA

BBVA is a global financial services group with a customer-centric vision, which currently has more than 71 million active clients and more than 121,000 employees.

The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, it is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In addition, it has an important investment, transactional and capital markets banking business in the USA.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.